Exhibit 99.1

Mdxhealth Announces Fourth Quarter and Full-Year 2024 Financial Results

Fourth quarter revenue growth of 28% to $24.7 million

2024 revenue growth of 28% to $90.0 million

68% improvement in adjusted EBITDA in fourth quarter

Conference call with Q&A today at 4:30 PM EST / 22:30 CET

IRVINE, CA, and HERSTAL, BELGIUM – February 26, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today announced its financial results for the fourth quarter and year ended December 31, 2024.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report another strong quarter and a successful year for mdxhealth, driven by consistent execution and robust demand for our precision diagnostics. Our performance in Q4 underscores our commitment to deliver sustainable growth and puts us on track to achieve adjusted EBITDA profitability in the first half of this year. We continue to see strong adoption of our expanded menu of tests, and our commercial team is driving further penetration into our key urology market. With the pending draw of the second tranche under our OrbiMed debt facility, our balance sheet will be significantly strengthened to meet our 2025 earnout obligation to Exact Sciences as well as support the execution of our 2025 business plan. We are confident in our ability to deliver continued growth and deliver value to our stakeholders, including patients, customers and shareholders.”

Key Highlights:

●	2024 revenue of $90.0 million, an increase of 28% over 2023

●	Fourth quarter revenue of $24.7 million, an increase of 28% over prior year period

●	Fourth quarter adjusted EBITDA of ($1.4) million, a 68% improvement over prior year period

●	Fourth quarter tissue-based (Confirm mdx and GPS) test volume of 11,789, an increase of 50% over prior year period

●	Fourth quarter liquid-based (Select mdx, Resolve mdx, Germline) test volume of 12,036, an increase of 10% over prior year period

●	Year-end cash and cash equivalents balance of $46.8 million

Financial review for the fourth quarter and year ended December 31, 2024

USD in ‘000 (except per share data)	Three months ended December 31			Twelve months ended December 31
Unaudited	2024	2023	% Change	2024	2023	% Change
Revenue	24,739	19,398	28%	90,049	70,193	28%
Cost of goods	(9,222)	(6,727)	37%	(34,908)	(26,264)	33%
Gross Profit	15,517	12,671	22%	55,141	43,929	26%
Operating expenses	(20,125)	(18,977)	6%	(79,863)	(71,256)	12%
Operating loss	(4,608)	(6,306)	(27%)	(24,722)	(27,327)	(10%)
Net loss	(6,841)	(10,720)	(36%)	(38,069)	(43,100)	(12%)
Adjusted EBITDA*	(1,378)	(4,371)	(68%)	(14,672)	(19,382)	(24%)
Basic and diluted loss per share	(0.14)	(0.39)	(64%)	(1.16)	(1.66)	(30%)

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures”

Fourth Quarter 2024 Financial Results

Revenue increased 28% to $24.7 million compared to $19.4 million for the prior year period. Tissue-based tests accounted for 81% and 76% of total fourth quarter 2024 and 2023 revenue, respectively.

Gross profit increased 22% to $15.5 million compared to $12.7 million for the prior year period. Gross margins were 62.7% compared to 65.3% for the prior year period, a decline of 2.6 percentage points primarily attributed to our test mix and timing of payments.

Operating expenses increased 6% to $20.1 million compared to $19.0 million for the prior year period, primarily driven by increases in R&D expenses associated with clinical studies as well as increases in other operating expenses, partially offset by savings in G&A.

Net loss decreased 36% to $6.8 million compared to $10.7 million for the year period, driven by our $2.8 million increase in gross profit as well as a decrease of $2.2 million in net financial expenses.

Adjusted EBITDA was ($1.4) million, an improvement of 68% compared to ($4.4) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures.”

Full Year 2024 Financial Results

Revenue increased 28% to $90.0 million compared to $70.2 million for the prior year. Tissue-based tests accounted for 80% and 79% of total 2024 and 2023 revenue, respectively.

Gross profit increased 26% to $55.1 million compared to $43.9 million for the prior year. Gross margins were 61.2% compared to 62.6% for the prior year, a decline of 1.4 percentage points primarily attributed to our test mix.

Operating expenses increased 12% to $79.9 million compared to $71.3 million for the prior year, primarily driven by increases in R&D expenses associated with clinical trials as well as increases in sales and marketing expenses related to our unit and revenues growth and the associated incentive compensation of our commercial sales team.

Net loss decreased 12% to $38.1 million compared to $43.1 million for the prior year, driven by our $11.2 million increase in gross profit as well as a decrease of $2.8 million in net financial expenses.

Adjusted EBITDA was ($14.7) million, an improvement of 24% compared to ($19.4) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Measures.”

Cash and cash equivalents as of December 31, 2024, were $46.8 million.

Outlook for 2025

The Company is maintaining its previously issued 2025 revenue guidance of $108-110 million and confirms its view of expected adjusted EBITDA profitability in the first half of 2025.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-844-825-9789

Belgium: 0800 38 961

The Netherlands: 0800 94 94 506

United Kingdom: 0808 238 9064

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1706814&tp_key=e01537d9e2

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA, a non-IFRS measure that it determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, share-based compensation, fair-value adjustments, debt extinguishment costs, amendments related to the Exact Sciences earnout, income tax benefit, and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended December 31,		Year Ended December 31,
In thousands of $ (except per share amounts)	2024	2023	2024	2023

Revenues	$24,739	$19,398	$90,049	$70,193
Cost of sales (exclusive of amortization of intangible assets)	(9,222)	(6,727)	(34,908)	(26,264)
Gross profit	15,517	12,671	55,141	43,929
Research and development expenses	(2,788)	(1,829)	(10,552)	(6,376)
Selling and marketing expenses	(9,701)	(9,484)	(40,981)	(36,915)
General and administrative expenses	(5,865)	(6,730)	(22,801)	(23,010)
Amortization of intangible assets	(1,330)	(1,127)	(4,905)	(4,494)
Other operating (expense) income, net	(441)	193	(624)	(461)
Operating loss	(4,608)	(6,306)	(24,722)	(27,327)
Financial expenses, net	(2,185)	(4,413)	(12,965)	(15,772)
Loss before income tax	(6,793)	(10,719)	(37,687)	(43,099)
Income tax	(48)	(1)	(382)	(1)
Loss for the period	$(6,841)	$(10,720)	$(38,069)	$(43,100)

Loss per share attributable to parent
Basic and diluted	$(0.14)	$(0.39)	$(1.16)	$(1.66)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of $	December 31, 2024	December 31, 2023
ASSETS
Non-current assets
Goodwill	$35,926	$35,926
Intangible assets	40,592	44,337
Property, plant and equipment	4,363	4,956
Right-of-use assets	8,617	4,989
Financial assets	936	763
Total non-current assets	90,434	90,971

Current assets
Inventories	3,869	2,779
Trade receivables	14,440	11,088
Prepaid expenses and other current assets	1,788	1,914
Cash and cash equivalents	46,798	22,380
Total current assets	66,895	38,161
TOTAL ASSETS	$157,329	$129,132

EQUITY
Share capital	$214,670	$173,931
Issuance premium	153,177	153,177
Accumulated deficit	(369,515)	(331,446)
Share-based compensation	17,124	12,139
Translation reserve	(615)	(593)
Total equity	14,841	7,208

LIABILITIES
Non-current liabilities
Loans and borrowings	50,967	35,564
Lease liabilities	7,413	3,578
Other non-current financial liabilities	41,445	63,259
Total non-current liabilities	99,825	102,401

Current liabilities
Loans and borrowings	324	643
Lease liabilities	1,360	1,480
Trade payables	8,001	8,811
Other current liabilities	6,567	5,694
Other current financial liabilities	26,411	2,895
Total current liabilities	42,663	19,523
Total liabilities	142,488	121,924
TOTAL EQUITY AND LIABILITIES	$157,329	$129,132

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
In thousands of $	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(24,722)	$(27,327)
Depreciation	3,134	2,365
Amortization of intangible assets	4,905	4,494
Share-based compensation	1,725	665
Other non-cash transactions	286	421
Cash used in operations before working capital changes	(14,672)	(19,382)

Increase (-) in inventories	(1,090)	(452)
Increase (-) in receivables	(3,226)	(1,683)
Increase (+) in payables	458	20
Net cash outflow from operating activities	(18,530)	(21,497)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,188)	(2,747)
Acquisition and generation of intangible assets	(971)	(2,272)
Noviogendix milestone payment	(555)	-
Interests received	1,078	1,088
Net cash outflow from investing activities	(1,636)	(3,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	40,739	39,599
Proceeds from loan obligation	53,011	-
Repayment of loan obligation and debt extinguishment costs	(39,540)	(1,659)
Amendment fee related to OrbiMed agreement	(550)
Amendment fee related to GPS asset purchase agreement	-	(250)
Payment of lease liability	(1,883)	(1,610)
Payment of interest	(6,702)	(3,610)
Other financial expenses	(477)	(190)
Net cash inflow from financing activities	44,598	32,280

Net increase in cash and cash equivalents	24,432	6,852

Cash and cash equivalents at beginning of the financial year	22,380	15,503
Effect on exchange rate changes	(14)	25
Cash and cash equivalents at end of the financial year	$46,798	$22,380

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended December 31,		Year Ended December 31,
In thousands of $	2024	2023	2024	2023

IFRS net loss	$(6,841)	$(10,720)	$(38,069)	$(43,100)
Amortization of intangible assets	1,330	1,127	4,905	4,494
Depreciation expense	863	455	3,134	2,365
Share-based compensation expense	666	208	1,725	665
Interest expense, net	1,589	1,064	6,551	4,494
Debt extinguishment costs	-	-	3,130	-
Fair value adjustments (1)	483	4,150	2,961	9,960
Exact Sciences earnout amendment (2)	-	(877)	-	1,128
Other adjustments (3)	484	221	609	611
Income tax	48	1	382	1
Adjusted EBITDA	$(1,378)	$(4,371)	$(14,672)	$(19,382)

1)	Primarily related to GPS contingent consideration, Exact Sciences 5-year warrants, Innovatus derivative instrument, option to pay Exact Sciences earnout in shares, and Noviogendix contingent consideration
2)	Amendment fee and issuance of shares as part of amended GPS asset purchase agreement
3)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com